July 22, 2015

VIA EDGAR

PRIVATE AND CONFIDENTIAL

Linda Cvrkel
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Agnico Eagle Mines Limited
Form 40-F for the Year Ended December 31, 2014
Filed March 26, 2015
Your File No. 001-13422

Dear Ms. Cvrkel:

Reference is made to the comment letter dated July 21, 2015 (the “Comment Letter”) of the staff of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Annual Report on Form 40-F for the Year Ended December 31, 2014 filed by Agnico Eagle Mines Limited with the SEC on March 26, 2015.  Pursuant to our conversation earlier today, you agreed to grant an extension of our time to respond to the Comment Letter until August 14, 2015.  We appreciate you accommodating our request.

Sincerely,

/s/ Robert S. Murphy

Robert S. Murphy

cc:	David Smith, Senior Vice President, Finance and Chief Financial Officer
Agnico Eagle Mines Limited